
MAIL STOP 3561

December 3, 2008

Mr. Alexander Toeldte
Chief Executive Officer
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, ID 83702-5388

> **Re: Boise Inc.**
> **Form 10-K**
> **Filed February 21, 2008**
> **File No. 001-33541**

Dear Mr. Toeldte:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed February 28, 2008

Executive Compensation, page 53

1.   We note your page 54 disclosure that the company targeted its total compensation at the 50th percentile based on survey data. In future filings please list the companies included in the survey data for purposes of your executive compensation benchmarking.

2.   We note disclosure on page 54 and elsewhere regarding an Incentive and Performance Plan which ties executive compensation to the attainment of annual financial goals, including cash flow targets. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. In this respect please provide us with your analysis.

Form 10-Q, filed August 6, 2008

Item 1 Consolidated Financial Statements

Notes to Consolidated Financial Statements

2 Acquisition of Boise Cascade's Paper and Packaging Operations, page 6

3.   It appears from your disclosure that the fair value of the equity issued in the acquisition was based on an observable market price of $9.15, but was reduced by a 12% discount for lack of marketability. Please provide us with objective and verifiable evidence that supports the application of a discount from the observable market price. We may have further comments upon reviewing your response.

Form 10-Q, filed November 4, 2008

Item 1 Consolidated Financial Statements

Notes to Consolidated Financial Statements

6. Income Taxes, page 13

4.   We note that during the three months ended September 30, 2008, you recorded $2.4 million of income tax benefits related to the reversal of a valuation allowance previously recorded against deferred tax assets. Please tell us about the positive and negative evidence you evaluated in determining that it is more-likely-than-not that you will utilize your deferred tax asset, considering your loss before income taxes for the nine month period ended September 30, 2008 was approximately $35.78 million and your inability to offset taxable income in carryback years.

5.   We note that you do not disclose your policy on the classification of interest and penalties related to income taxes in accordance with paragraph 20 of FIN 48. Please revise or advise.

11. Goodwill and Intangible Assets, page 15

6.   It appears that your market capitalization is significantly below the book value of your equity and has been in that position for consecutive quarters. Please advise us as to whether you have performed an interim impairment test of your intangible assets in each of these periods. If not, please explain how you analyzed this difference to conclude that an impairment test is not necessary, noting any qualitative and quantitative factors you considered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

7.   We note your statements in the press releases included in the Form 8-K filed November 12, 2008 and November 18, 2008, within 14 days of filing this Form 10-Q, that you received a downgrade in your speculative grade liquidity rating and you are restructuring your paper mill plant in Oregon, permanently halting pulp production and reducing the paper production capacity. If the disclosed actions will have a material impact on income, liquidity or capital resources, please revise to describe the specific nature of these actions and quantify their effect, if practicable. Refer to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Item 3 Quantitative and Qualitative Disclosures About Market Risk

8.   In reviewing your existing disclosure it does not appear as though the company has hedged the entirety of its existing variable rate debt. In future filings, please revise to indicate the amount of variable rate debt not hedged, and provide enhanced Item 305 disclosure with respect to the same.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

Assistant Director

Cc: Karen Gowland